

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 1, 2016

Jianguo Xu
Chief Executive Officer
Apollo Acquisition Corporation
800 E. Colorado Blvd., Suite 888
Pasadena, CA 91101

>   **Re: Apollo Acquisition Corporation**
>   **Form 10-K for Fiscal Year Ended June 30, 2016**
>   **Filed September 27, 2016**
>   **File No. 000-54179**

Dear Mr. Xu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Terry French for
>
>   Carlos Pacho
>   Senior Assistant Chief Accountant
>   AD Office 11 – Telecommunications